August 27, 2024

Huichao Wang
Chief Financial Officer
Jianzhi Education Technology Group Company Limited
27/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People   s Republic of China

       Re: Jianzhi Education Technology Group Company Limited
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-41445
Dear Huichao Wang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services